UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2000                       SEC FILE NUMBER 000-29865
                                                       CUSIP NUMBER 74046M 20 1

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended: March 31, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information

         Full Name of Registrant                  Premier Brands, Inc.
                                                  --------------------

         Former Name if Applicable                N/A
                                                  ---

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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          (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company has been in negotiations regarding a possible acquisition and has been required to gather due diligence information with respect to the negotiations. In addition, due to the lack of employees, the company has had to hire temporary help to assist in preparation of the financials. Because of the time demands of the acquisition negotiations, and lack of employee resources, the Company has been delayed in completing its financial statements and gathering the information that is required to be disclosed in its Form 10-QSB. Consequently, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                      Bruce Pritchett    President    (801) 575-8073, ext. 107
                      ----------------------------------------------------------
                      (Name)             (Title)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                     (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     ( ) Yes  (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           N/A


                              Premier Brands, Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 11, 2000                                   By: /s/ Bruce Pritchett
      ------------                                      --------------------
                                                       Name: Bruce Pritchett
                                                       Title: President